

Mail Stop 4720

April 27, 2016

Via E-mail
David B. Ramaker
Chairman, Chief Executive Officer and President
Chemical Financial Corporation
235 East Main Street
Midland, MI 48640

>   **Re: Chemical Financial Corporation**
>   **Registration Statement on Form S-4**
>   **Filed March 31, 2016**
>   **File No. 333-210520**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 4, 2016**
>   **File No. 000-08285**

Dear Mr. Ramaker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all materials the financial advisors prepared, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Summary, page 7

2.   Please disclose here that following the consummation of the merger transaction, the shareholders of Talmer are expected to hold approximately 45% of the total number of shares outstanding. In this regard, we note your disclosure in the second bullet point on page 53 of the registration statement. Please also add a risk factor disclosure that addresses the dilution that the shareholders of Chemical Financial will experience due to the stock issuance related to the merger transaction.

Cash Tender Offer for up to $25% of Outstanding Talmer Stock Options, page 11

3.   Please revise your disclosure to identify the period of time that the tender offer will be open and the approximate time when the tender offer may commence. In addition, in an appropriate section of the filing, discuss the consequences of failure to participate in the tender offer. In addition, please disclose that insiders are expected to receive cash payments in the amounts identified on page 85 if they participate in the tender offer. Finally, please discuss whether the total number of options tendered may be subject to proration if the number of options tendered exceeds the 25% threshold.

Risk Factors, page 23

4.   We note that you will have approximately $16.2 billion in total assets on a pro forma basis after the merger. Please expand to disclose any additional provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations and/or financial condition and describe the expected impact. You may provide this discussion as part of one risk factor or you may include separate risk factors.

Background of the Merger, page 38

Discussions Between Talmer and Chemical and Talmer and Institution E, page 40

5.   Please revise your disclosure to clarify the role that KBW played with respect to Chemical Financial from May 2014, when KBW discussed with the company's CEO a potential merger with Talmer, through October 28, 2015, when Talmer's board of directors authorized the Strategic Initiatives Committee to approve engagement of KBW as Talmer's financial advisor in connection with a potential merger with Chemical Financial, subject to a conflict of interest analysis. Please also clarify in what capacity KBW attended the July 21, 2015 Chemical Board of Directors' meeting discussed at the end of page 43. Please tell us, and to the extent necessary, disclose the factors that Talmer's Strategic Initiatives Committee analyzed in approving KBW's engagement, and whether risk factor disclosure regarding this engagement would have been appropriate in light of the fact that KBW appears to have been engaged by both Chemical Financial and

Talmer in some advisory capacity when it first approached Chemical Financial about a potential merger with Talmer.

6. In the third paragraph on page 41, please expand your disclosure to discuss what the trends related to bank acquisitions actually were, and to the extent possible, quantify the length of the dilution earn back period experienced by the market and the effect on the acquirer's stock prices.

7. As disclosed on page 43, we note that during the month of July 2015, Talmer's Strategic Initiative Committee and the board of directors had several meetings discussing the various strategic options available to Talmer, including a merger with a similarly-sized institution or a merger with a significantly larger financial institution. Please expand your disclosure to provide investors with additional insight into how these two strategic alternatives compared in adding value to Talmer's stockholders or were otherwise inferior.

8. Refer to the first full paragraph of disclosure on page 44. Please clarify whether following the July 28, 2015 indication by Institution E that it was not going to make a merger proposal, Talmer no longer engaged in merger discussions with Institution E, including at the time when a merger with Chemical Financial would have represented a 1.8% discount to the closing price of Talmer' shares (refer to disclosure at the end of page 47).

9. On page 44 you state that Talmer management expressed concern about employee retention as a result of discussions being held with Institution E. Please quantify any retention incentives Talmer paid as a result of due diligence with Institution E to any of the insiders.

10. We note that twice on page 44 your disclosure describes the potential merger of Chemical Financial and Talmer as "transformational." Please revise your disclosure to provide some context around this characterization.

11. On page 49 you indicate that on January 24, 2016, your board of directors met and discussed the terms of the services agreements with Messrs. Torgow, Provost and Klaeser. Please include a discussion in this section of the material elements of the negotiations involved in coming to the terms of those agreements, particularly as it relates to the agreement by certain Talmer executives to forgo their change in control payments under their existing employment agreements.

12. We note your disclosure in the second full paragraph on page 50. Please expand your disclosure to discuss the underlying reasons for negotiating a cash-out of 25% of the outstanding stock options and for structuring as a tender offer.

Chemical's Reason for the Merger and Recommendation of the Chemical Board of Directors, page 55

13.   You note that one of the reasons for the merger is to efficiently and meaningfully cross the $10 billion in total assets threshold. Please revise your registration statement to include a discussion of what crossing the $10 billion in total assets entails and why doing so "efficiently" is a reason for the merger.

Opinion of Chemical's Financial Advisor in Connection with the Merger, page 58

14.   In the last bullet point on page 59, please describe the "other information financial studies, analyses and investigations" Sandler O'Neill reviewed and considered in rendering its fairness opinion.

Opinion of Talmer's Financial Advisor in Connection with the Merger, page 69

Pro Forma Financial Impact Analysis, page 78

15.   Please quantify the findings of KBW's pro forma analysis or cross reference a section of the filing where you make this disclosure.

Certain Talmer Unaudited Prospective Financial Information, page 80

16.   You can explain what the limitations of the projections are, but you cannot disclaim responsibility for them. Please revise the last two paragraphs, respectively, on page 80 to delete the following statements:

   a. "Neither Talmer nor its affiliates assume any responsibility for the accuracy of the Talmer management projections;" and

   b. "None of Talmer, Chemical nor any of their financial advisors, nor any of their affiliates assumes any responsibility for the validity, accuracy or completeness of the Talmer management projections described below."

Director Appointments, page 82

17.   Please include a written consent from Messrs. Torgow and Provost to be filed as an exhibit to the registration statement. If you name any other directors prior to effectiveness of the registration statement, please include a consent from those individuals as well. Refer to Securities Act Rule 438.

Chemical Financial Bancorp Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 30

18.   Please tell us how you determined that the acquisition-related expenses incurred in both fiscal periods 2014 and 2015 and which will be incurred in the fiscal 2016 period, were determined to be non-recurring when determining the non-GAAP measures for net income, diluted earnings per share, return on average assets and the return on average shareholders' equity. Refer to Item 10(e)(ii)(B) of Regulation S-K.

Loans, page 34

19.   In order to provide the reader with an improved understanding of the impact of the acquisitions on the company's growth, please revise to provide in future filings, information in tabular format, which addresses the composition of loans acquired and those which have been originated organically, for the periods presented.

Notes to Consolidated Financial Statements

Note 13 – Fair Value Measurements, page 108

20.   Please revise, in future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

Elements of Compensation, page 23
Annual Cash Bonus Incentives, page 23

21.   We note your disclosures regarding the financial performance goals you considered for annual cash incentive bonuses (diluted earnings per common share, organic customer deposit growth, amount of actual expenses compared to budget and net growth in services). You also disclose that the 2015 awards were also based on each of the named executive officer's "achieving, or exceeding, his or her individual performance goals." In future filings and to the extent applicable, please disclose the financial performance

targets , as well as where actual performance fell with respect to the targets, including disclosure of each named executive officer's personal goals and how the Committee determined their level of achievement.

Equity-Based Awards and Values, page 29

22.   Please tell us why you have not included disclosure of non-equity incentive plan awards in accordance with item 402(d)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Charlie Goode, Warner Norcross & Judd LLP